SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 0-13203
THE LORAIN NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)
LNB BANCORP, INC.       457 Broadway       Lorain, Ohio       44052-1769
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
The Lorain National Bank Employee Stock Ownership Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this Section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements and supplemental schedules are attached hereto as Exhibit 99 and incorporated by reference herein.
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits:

(23.1)	Consent of Plante & Moran, PLLC

(23.2)	Consent of KPMG LLP

(99)	Annual report of The Lorain National Bank Employee Stock Ownership Plan for the plan year ended December 31, 2005.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Lorain National Bank Employee Stock Ownership Plan By Lorain National Bank, Trustee/Administrator

Date: June 29, 2006	By:	/s/ Terry M. White

Terry M. White Chief Financial Officer